Exhibit 4.33

ESTABLISHMENT CONVENTION

BETWEEN

THE GOVERNMENT OF THE

REPUBLIC OF MALI

AND

La Société des Mines de Gounkoto SA

Gounkoto SA

FOR THE DEVELOPMENT OF GOLD AND

GROUP 2 MINERAL SUBSTANCES

The Government of the Republic of Mali, hereinafter designated the “State”, represented by the Minister of Mining, Mr Amadou CISSE,

ON THE ONE HAND AND

The Société des Mines de Gounkoto SA, hereinafter designated “Gounkoto SA”, represented by Dr DENNIS MARK BRISTOW, in terms of the powers granted to him by the Articles

ON THE OTHER HAND,

RECITALS:

•

The Société des Mines de Loulo SA (Gounkoto SA) has over the past years, carried out geological and mining work within the mining permit that was awarded to it, more specifically in the Gounkoto area defined in Annexure I, (Prefecture of Kéniéba/Kayes Region);

•	The geological data and results of drilling carried out in the area have made it possible to draw up a feasibility study demonstrating the existence of a gold deposit which the parties propose mining;

•

For this purpose, the provisions of the Establishment Convention in favour of Gounkoto SA, which moreover comply with those of Order N° 91-065/CTSP dated 19 September 1991 stipulate “that in the case of a discovery of a new deposit within the boundary of the mining permit granted o the company, the working of this deposit may be envisaged in terms of the existing company or in terms of a new company which the parties may decide to establish”;

•

The Gounkoto SA Board of Directors decided during its sitting on 27 October 2010 that a new company would be established and entrusted with the mining of the deposit discovered in which the State would participate in the capital in accordance with the provisions of the Mining Code;

•	The Société des Mines de Gounkoto SA (Gounkoto SA) has been established and registered in the Trade Register under N° Ma.Bko.2011 B.02;

•	The Parties came together to determine, as follows, the procedures and conditions for mining the Gounkoto deposit by means of a specific convention;

THE FOLLOWING WAS AGREED UPON:

PART I – GENERAL PROVISIONS

ARTICLE 1 – INTERPRETATIONS - DEFINITIONS

In terms of the present, the following shall mean:

1.1	“Mining Code”: Order N° 91-065/P-CTSP of 19 September 1991 pertaining to the Mining Code of the Republic of Mali, Decree N° 91 – 277 / PM-RM of 19 September 1991 determining the implementation procedures for Order N° 91-065 referred to above, as well as Decree N° 91 – 278/PM-RM dated 19 September 1991 pertaining to the approval of the specimen Establishment Convention for the exploration and mining of mineral substances in the Republic of Mali

1.2	“Board of Directors”: the managing body of Gounkoto SA as stipulated in the Articles of the company.

1.3	“Convention”: the present Convention and its annexures, including all modifying provisions made to them by codicil by the Signatories.

1.4	“Date of First Production”: The date on which mining starts as per notification given to the Minister [of Mining] as well as the Minister of Finance;

1.5	“Director”: The National Director for Geology and Mining;

1.6	“DNGM”: the National Directorate for Geology and Mining;

1.7	“The State”: the Republic of Mali;

1.8	“Feasibility Study”: a report relating to the feasibility of mining a deposit of mineral substances within the Mining Permit area and setting out the proposed programme for this mining, which should include the following, by way of indication but without being limited to:

a)	an evaluation of the extent and the quality of the exploitable reserves of mineral substances;

b)	determining the feasibility of subjecting the mineral substances to a metallurgical treatment;

c)	a socio-economic impact study of the project;

d)	the presentation of a mine construction programme giving details on work, equipment, plant and supplies required for commercial production of a potential ore body or deposit and the authorisations required together with related estimated costs, accompanied by forecasts of expenses to be incurred annually;

e)	the drafting of a plan relating to the marketing of the products, including envisaged points of sale, possible clients, conditions of sale and pricing;

f)	mining plan;

g)	an economic evaluation of the project, including financial forecasts of operating accounts and balance sheets, calculations of economic indicators (such as the internal rate of return (IRR), the payoff period, the net current value (NCV), the recovery period, the results in foreign currency of the project and a sensitivity analysis;

h)	conclusions and recommendations with regard to economic feasibility and the schedule decided on for starting commercial production, taking into account points (a) to (g) above;

i)	evaluation of and procedures for taking responsibility for the costs relating to the safety of the facilities and the inhabitants living within the boundaries of protection zones;

j)	any other information that the Party drawing up the said feasibility study may consider useful to persuade any banking or financial institution to undertake to lend the funds necessary for mining the Deposit.

1.9	“Mining”: any operations that consist of extracting mineral substances from a terrain to dispose of them for utilitarian and/or commercial purposes;

1.10	“Affiliated Company”: Any related or controlled company;

1.11	“Deposit”: any ore body of mineral substances identified by a Feasibility Study as being economically worthwhile;

1.12	“Libor”: the interbank interest rate offered in London, in US dollars, over a period of three (3) months, quoted by any international bank;

1.13	“Mine”: Bodies of mineral substances including any opening or excavation made in order to discover or obtain mineral substances as well as all tracks, work, machinery, plant, buildings or furnaces under the ground or on the surface which form part of a mine;

1.14	“Minister”: The Minister responsible for Mining ;

1.15	“MIJL”: a company based in Jersey called “Mining Investment Jersey Limited” which is a subsidiary of Randgold Resources Ltd.

1.16	“Development”: All activities and investments made up to the Date of First Commercial Production with a view to Mining the Deposits, in particular construction work of mining infrastructure and technical trials.

1.17	“Operator”: The manager of mining activities by virtue of an operating contract signed with Gounkoto SA and approved by the Board of Directors.

1.18	“Mining Operations”: all (i) construction and development operations of mining infrastructure, (ii) all production, transport, processing, transformation and marketing operations for products from the gold deposits of Gounkoto and (iii) more generally, all other exploration operations and activities within the permit boundary directly related to those referred to in (i) and (ii) above and carried out in the context of this Convention.

1.19	“Parties”: The State and Gounkoto SA and “Party” shall mean either the State or Gounkoto SA;

1.20	“Permit Area”: The area within the boundaries defined in the decree instituting the Mining Permit. It may be modified in accordance with the provisions of current legislation;

1.21	“Exploration Permit”: the mineral rights which award the right to explore, from which a Mining Permit may derive;

1.22	“Mining Permit: the mineral rights which awarded the right to mine a deposit.

1.23	“Products”: The Mineral Substances defined in Article 1.29 below, extracted from the Permit Boundary Area for commercial purposes.

1.24	“RANDGOLD (Gounkoto) Ltd” : a company based in Jersey, called Randgold Resources (Gounkoto) Limited, a shareholder in Gounkoto SA and a subsidiary of Randgold Resources Limited (Randgold Ltd);

1.25	“RANDGOLD Ltd”: A company based in Jersey, called Randgold Resources Limited, which holds more than 50% of the company capital of Randgold (Gounkoto) Ltd.

1.26	“Affiliated Company”: Any legal entity, association or joint venture or any other form of undertaking which directly or indirectly controls a Party or is controlled by a Party, or is controlled by a physical person or legal entity who or which controls a Party.

By the term “control” should be understood the direct or indirect holding of the power to influence or cause to influence the management and decision making by exercising voting rights in deliberative bodies.

1.27	“Gounkoto SA”: A company called Gounkoto SA established for the mining and marketing of mineral substances extracted from deposits discovered within the Permit Area.

1.28	“Subcontractor”: Excluding all employees of Gounkoto SA and the Operator, this refers to all physical persons or legal entities that, at their request, carry out work which forms part of the construction, mining and processing of ore.

1.29	“Mineral substances”: Gold and other group 2 mineral substances.

1.30	“Value ex field or ex pithead” : The value of products sold in any currency, to a smelter, refinery or any other purchaser less any costs for refining or any other procedure or means of treatment necessary to transform ore into a finished commercial product, as well as commissions for the marketing of products, plus transport, weighing and analysis costs depending on circumstances which have not been deducted by the purchaser.

ARTICLE 2 - PURPOSE OF THE CONVENTION

The purpose of the present Convention is to establish the general, economic, legal, administrative, financial, tax and labour conditions under which Gounkoto SA shall carry out Development Work and the Mining of Deposits located within the Mining Permit area which it has been awarded by the Government, whether or not this is in partnership with the State.

ARTICLE 3 : DESCRIPTION OF THE PROJECT

The activities that fall within the framework of this Convention shall take place in two phases:

•	The Development Phase which will consist of Gounkoto SA carrying out mining infrastructure work and technical tests.

•	The Deposit Mining phase in accordance with the Feasibility Study under the conditions laid down below.

ARTICLE 4 : COOPERATION OF THE ADMINISTRATIVE AUTHORITIES

The State hereby states its intention to facilitate all Development Activities to be carried out by Gounkoto SA, in accordance with regulations in effect and by whatever means it deems appropriate. The same shall apply to mining and marketing operations of the Products which Gounkoto SA may proceed to undertake.

PART II - DEVELOPMENT

ARTICLE 5 – FEASIBILITY STUDY

5.1	On the basis of data collected during geological and mining activities carried out throughout the mining permit area, Gounkoto SA believed that there was, within the Permit Area, a potential ore body of mineral substances in sufficient quantity and quality to be suitable for industrial mining, therefore Gounkoto SA drew up a feasibility study on this ore body, in compliance with the provisions of the Mining Code, which it will submit for approval to the State with a view to obtaining a mining permit.

5.2	Gounkoto SA shall be solely responsible for the design, execution and financing of construction works and technical trials of infrastructure necessary for mining, transport, processing and marketing activities of the Products.

5.3	Gounkoto SA shall provide the State with regular reports on the state of progress of Development activities as well as any problems or difficulties encountered during the execution of the work.

PART III - MINING

ARTICLE 6 - TERMS OF MINING ACTIVITIES

6.1	Within ninety (90) days following the lodging by Gounkoto SA of an application for a mining permit, the State will grant it a permit to mine the deposit.

6.2	As soon as a mining permit has been awarded the Company is authorised to start on Development Work for the project.

6.3	For the optimal development of the deposit, the Gounkoto SA is authorised to process the ores extracted from the Gounkoto deposit through the existing processing plant at Loulo on the basis of a services contract to be signed between Gounkoto SA and Somilo.

ARTICLE 7 - PARTICIPATION OF THE PARTIES

7.1	The issued capital in Gounkoto SA consisting of contributions in cash and/or in kind shall be determined by common consent between the State and RANDGOLD.

7.2	The issued capital of Gounkoto SA is divided between the State of Mali and Randgold Resources (Gounkoto) Ltd in the following proportions:

•	The State of Mali: 20%

•	Randgold Resources (Gounkoto) LTD: 80%

The State’s 20% interest in the capital of Gounkoto SA, mentioned in this article, shall include the free interest of 10% of shares as laid down in the Mining Code; these shall be considered as priority shares entitling their owner to the payment of priority dividends.

7.3	In accordance with current regulations, no financial contribution shall be asked of the State in terms of this 10% free interest which shall not be diluted even if the issued capital is increased.

7.4	When the financial statements of Gounkoto SA show a profit, a preferential dividend at a rate of 10% will be deducted from the distributable profits, that is, the profit of the financial year minus deductions for legal reserves, the payment of company taxes and which will be paid over to the State.

7.5	Gounkoto SA may finance or seek the financing necessary for the investments from its shareholders or from third parties.

ARTICLE 8 - PURPOSE OF THE MINING COMPANY

8.1	The purpose of Gounkoto SA shall be the mining of gold and group 2 mineral substances, within the boundary of the Permit Area, these substances having been the subject of a feasibility study and for which a permit has been granted and shall include all necessary or relevant operations for the mining of the said deposit.

8.2	As soon as the mining permit has been given to Gounkoto SA, it shall proceed diligently and according to the rules of the art with Developing and Mining the said Deposit which was the subject of the feasibility study.

To this purpose the State authorises Gounkoto SA, in accordance with current regulations, to undertake any actions or transactions necessary or relevant to Development operations of the Deposits.

8.3	Gounkoto SA shall be governed by the provisions of the Mining Code, its own Articles and the present Convention.

ARTICLE 9 - ORGANISATION OF THE MINING COMPANY

9.1	The mining company shall be called Gounkoto SA and its shareholders shall be the Government of Mali, holding 20% of its shares and RANDGOLD (Gounkoto) Ltd. the remaining 80%.

It will be directed by a Board of Directors which will be responsible for the achievement of the purpose of the company; its Chairman shall be appointed on the proposal of the majority shareholder.

9.2	The tax year of Gounkoto SA shall start on the 1st of January of each calendar year and shall end on 31 December of the same year.

9.3	Gounkoto SA shall call in technical, financial and administrative assistance from a legal entity appointed by the majority shareholder and who shall act in the capacity of Operator.

ARTICLE 10 - FINANCING OF THE MINING COMPANY’S ACTIVITIES

10.1	Gounkoto SA, for the purpose of mining activities, will have the right to freely seek the necessary funds for the above-mentioned activities.

10.2	The financing of the construction and development of the mine, as well as any possible additional financing which may be required during the period of existence of Gounkoto SA, will be done by means of equity and/or shareholders’ or third party loans.

10.3	The shareholders’ loans which form part of the financing of the activities of the Gounkoto SA, will be registered in the shareholders’ current account and remunerated at whichever is the lower of the Libor rate plus 2% tax free or the BCEAO rate plus 2% tax free.

These loans will be repaid according to the provisions contained in Article 10.5 below.

10.4	In order to obtain any financial assistance applied for and with the consent of the State, Gounkoto SA may constitute a security over any fixed or movable assets belonging to it, in favour of lending entities.

The assets of Gounkoto SA may constitute a guarantee to cover the repayment of loans granted by third parties.

The State will offer administrative help in regard to all the above.

10.5	The cash flow available at the end of the financial year will be distributed according to the following procedures and in the following order:

(a)	Payment to the State of priority dividends in terms of its 10% free interest stipulated in Article 7.2 above.

(b)	Repayment of loans and debts contracted by Gounkoto SA with third parties and other financial institutions;

(c)	Repayment of loans made by shareholders within the framework of the financing of Mining Operations for the actual sum allocated to the aforesaid work;

(d)	Payment of dividends to shareholders.

ARTICLE 11 - PURCHASES AND SUPPLIES

Gounkoto SA, its Affiliated Companies and Subcontractors will, as far as possible, use services and material from Mali as well as products manufactured in Mali insofar as these services and products are available at competitive terms of price, quality, guarantees and delivery deadlines.

ARTICLE 12 - EMPLOYMENT OF MALIAN PERSONNEL

12.1	For the duration of this Convention, Gounkoto SA, its Affiliated Companies and Subcontractors undertake the following:

a)	to give preference to equally qualified Malian staff;

b)	to implement a programme of training and promotion of Malian personnel with a view to making use of this staff during all phases of activity related to this Convention;

c)	provide on-site housing for workers in accordance with regulations in effect or to be enacted with regard to health and hygiene conditions;

d)	comply with health legislation and regulations as they are stipulated in texts currently in effect or to come;

e)	comply with legislation in effect or to come, particularly relating to general working conditions, salary structures, the prevention and compensation of work-related accidents and occupational diseases as well as professional associations and trade unions.

12.2	From the First Production Date of the first mine in the Permit Area, Gounkoto SA undertakes to contribute to the following:

a)	the establishment, extension or improvement of medical and educational infrastructure at a reasonable distance from the deposit, in accordance with the normal needs of workers and members of their families;

b)	the organising at a local level of leisure facilities for its staff.

12.3	The State undertakes to grant toGounkoto SA and/or its Affiliated Companies and Subcontractors any authorisations necessary to allow employees to work overtime, to work at night and to work on days that are usually public holidays or non-working days, in accordance with current legislation.

12.4	The State undertakes not to enact any measures in terms of labour or social legislation which may be considered as discriminatory in comparison with that which is applicable to undertakings exercising similar activities in Mali, with regard to Gounkoto SA, its Affiliated Companies and Subcontractors or their personnel.

ARTICLE 13 - EMPLOYMENT OF EXPATRIATE PERSONNEL

13.1	Gounkoto SA and its Affiliated Companies and Subcontractors may employ expatriate personnel for their activities in Mali who in the opinion of Gounkoto SA, are necessary for efficient and successful mining. The State will facilitate the processing of permits and authorisations required for such expatriate personnel in accordance with current legislation.

13.2	The State undertakes, for the duration of this Convention, not to bring about or enact with regard to Gounkoto SA and/or its Affiliated Companies and Subcontractors, any measure that involves any restriction of conditions in terms of which current or future legislation would allow:

a)	the entry, residence and exit from Mali of any members of staff of Gounkoto SA and/or its Affiliated Companies and Subcontractors, the families of these members of staff as well as their personal effects,

b)	subject to Article 13.1.1 above, the employment or dismissal by Gounkoto SA and/or its Affiliated Companies and Subcontractors, of any persons of their choice regardless of their nationality or the nature of their professional qualifications.

13.3	However, the State reserves the right to refuse entry or residence to nationals of countries hostile to the Republic of Mali and to people whose presence could compromise security or public order or who may indulge in political activities.

ARTICLE 14 - GENERAL GUARANTEES GIVEN BY THE STATE

14.1	THE State undertakes to guarantee to Gounkoto SA that all economic, financial, fiscal and customs benefits contained in this Convention will be maintained, except for community taxes specified in Articles 15 and 16 below.

Any modification that may be made in the future to Malian legislation and regulations, in particular the Mining Code, shall only be applicable to Gounkoto SA once they have given their written agreement.

Any more favourable provision, in terms of general legislation, which may be enacted after the date of signature of this Convention, will be automatically applicable to Gounkoto SA.

14.2	The State also guarantees to Gounkoto SA and its Affiliated Companies and Subcontractors and to persons duly employed by these undertakings, that they will never in any way be the subject of unfavourable de facto or de jure legal or administrative discrimination.

ARTICLE 15 - THE TAX SYSTEM

15.1	The tax system defined by this Convention shall vary in accordance with the various phases of the operations:

15.2	From the date on which the present Convention comes into effect and for the first three (3) years of production, including the Development period, Gounkoto SA, its Affiliated Companies and/or its Subcontractors as the case may be, shall be exempt from all taxes (including Value Added Tax and Tax on Services Rendered), duties, contributions or any other direct or indirect taxes that they may have to settle personally or that they may be liable for, with the exception of the following:

a)	A Mining Permit issue tax: 1.000.000 F;

b)	The annual surface area royalties for permits: 50.000 F/km2 per year;

c)	The Employers’ Flat-rate Contribution (CFE) at the current rate (the tax base being equal to total gross wages, salaries and pay of employees, including expatriate employees);

d)	The Youth Employment Tax and the professional training tax levied on employers at current rates (the tax base being equal to total gross remunerations, salaries, wages, bonuses and allowances which are not exempt by any laws or regulations and benefits in kind given to employees);

e)	Housing tax;

f)	The social welfare levies and contributions normally due for employees, including expatriate employees, as provided for in legislation in effect;

g)	General tax on salaries and wages payable by employees;

h)	Licence disks on vehicles except for work site vehicles and other vehicles directly used for Mining Operations;

i)	Stamp duties on import permits for vehicles, as well as tax on insurance contracts, with the exception of work site vehicles and/or other vehicles directly related to Mining Operations;

j)	Ad valorem tax at a rate of three per cent (3%).

k)	Special Tax on Certain Products (ISCP) at a rate of three per cent (3%);

l)	Statistical tax;

m)	Tax on commercial and industrial profits or company tax.

However, from the date on which this Convention came into effect and shall benefit from an exemption on Company Tax (IS) for the first two (2) years following the Date of First Production, including the Development Period.

15.3	After the first three years of production, the Gounkoto SA, its Affiliated Companies and/or Subcontractors, shall be liable for:

a)	an additional surface fee for Mining Permits: 75.000 F/km2 per year;

b)	registration duties;

c)	stamp duties;

d)	tax on income from land and tax on mortmain assets subject to exemptions set out in the Mining Code;

e)	trading fees;

f)	housing tax set at a rate of 1 % of the payroll of all employees;

g)	the Employers’ Flat-rate Contribution (CFE) at the current rate (the tax base being equal to the total gross remuneration, wages, and salaries of employees, irrespective of their current or future nationality);

h)	The Youth Employment Tax and the tax on professional training payable by the employer at the current rate (the tax base being equal to the total gross remuneration, wages, salaries, bonuses and allowances, not exempt by any law or regulation as well as benefits in kind given to employees);

i)	the social welfare levies and contributions normally payable for employees, as provided for in current legislation;

j)	Tax on wages and salaries payable by employees;

k)	licence disks on vehicles, with the exception of heavy equipment and/or other vehicles directly related to mining operations:

l)	tax on insurance contracts taken out with insurance companies domiciled in Mali;

m)	value added tax (VAT);

n)	Ad Valorem tax at a rate of three per cent (3%);

o)	Special Tax on Certain Products (ISCP) at a rate of three per cent (3%);

p)	Corporate Tax (IS) at the rate in effect on the date of signature of this Convention.

However, in case of additional investments related to the extension of existing infrastructure, the construction of new infrastructure and/or the underground development which is the subject of a feasibility study approved by the State, Gounkoto SA shall benefit from an additional exemption on company tax, for a period to be stipulated in a codicil to this Convention.

In exchange for exemptions thus granted to Gounkoto SA, Randgold Resources Ltd undertakes to finance the State’s 20% contribution in terms of the investment necessary for Mining the Gounkoto Deposit.

15.5	No other direct or indirect tax, duty, contribution or levy of any kind whatsoever, which is at present or which may in the future be levied by the State at any level shall be payable by the Parties, the Gounkoto SA, their Affiliated Companies or Subcontractors, for the duration of the mining period.

15.6	The net taxable profits of the Gounkoto SA shall be subject to Corporate Tax (IS) at the current rate and shall be determined according to the provisions of the General Tax Code and those of Articles 103 and 104 of the Mining Code, subject to the definitions and modifications set out below:

a)	The liabilities defined in Article 105 of the Mining Code shall consist of claims of shareholders and/or their Affiliated Companies against the Mining Company as well as claims of third parties;

b)	The Gounkoto SA shall be authorised to post to the debit of the operating account any actual interest paid to third parties as well as to its shareholders and/or their Affiliated Companies insofar as the interest rates paid to the Affiliated Companies should not exceed the Libor rate plus 2%;

c)	The depreciation rates applicable shall be those determined by texts in force on the date on which the present Convention is signed.

Depreciation shall come into effect from the Date of First Production for assets acquired before this date. Depreciation for assets acquired after the First Production Date shall come into effect on the date on which the assets go into operation.

Depreciation posted to accounts in deficit years may be deferred for the purposes of calculating the net profits subject to Corporate Tax (IS). Amounts of deferred depreciation shall be deducted, after deduction of losses carried over, during the first tax year of Gounkoto SA that shows a profit and each following year that shows a profit.

Exploration and mining expenses which cannot be allocated to depreciable assets shall be capitalised and depreciated by linear calculation over the shorter of the following two periods: ten years or the estimated mining period of the mine.

d)	All technical assistance costs incurred by Gounkoto SA, in full, for calculating the net annual profits that are liable for the Tax of Profits. Gounkoto SA undertakes to supply the State with an annual certified statement of accounts in accordance with Article 104 (c) of the Mining Code.

e)	Gounkoto SA shall be authorised to carry forward for a period of three years, all operating losses incurred after the First Production.

For this purpose, operating losses shall mean the excess of all deductions specified in Article 105 of the Mining Code over all revenue envisaged in Article 103 of the said Code.

15.7	In accordance with Article 96 of the Mining Code, the State guarantees to Gounkoto SA that it shall maintain the tax system subject to the provisions of Article 15.1 of the present Convention.

For the duration of the validity period of the present Convention, no modification may be made to the rules concerning the tax base, the collection of statutory duties and tariffs without the prior written consent of Gounkoto SA.

For the duration of the validity period of the present Convention, Gounkoto SA shall not be liable for taxes, duties and contributions collected and cleared by the State which are enacted subsequently.

ARTICLE 16 - CUSTOMS SYSTEM

16.1	Gounkoto SA and its Affiliated Companies and Subcontractors shall benefit from the following customs benefits during the Development Phase and the first three (3) years of production from the Date of First Production:

a)	The duty-free temporary admission system pro rata temporis for instruments, machinery and equipment, heavy vehicles, commercial vehicles and other goods destined for re-export after Development or mining activities with the exception of the Statistical Fees (RS), the Community Deduction (PC) and the Community Solidarity Deduction (PCS) charged in terms of this regime and which remain owing.

b)	The ordinary law system governing private vehicles used for the activities of Gounkoto SA as well as any vehicle destined for private usage.

c)	Exemption from all import taxes and duties (with the exception of the Statistical Fee, the Community Deduction and the Community Solidarity Deduction) payable on tools, chemical products, reagents, petroleum products, oils and lubricants for machinery necessary for their activities, computer equipment and accessories, communications equipment and accessories, spare parts (excluding those destined for private vehicles), materials and equipment, machinery and instruments destined to form a permanent part of the mine.

16.2	The expatriate staff of Gounkoto SA, its Affiliated Companies and Subcontractors shall, with regard to their personal effects, benefit from exemption from taxes and duties for a period of six months from their initial establishment in Mali.

16.3	On export, the Products shall be exempt from all exit taxes and duties, all tax on turnover at export and all other duties levied at exit during the validity period of the present Convention. The proceeds of the sale of these exports shall not be liable to any direct or indirect tax and the Parties [and] Gounkoto SA may dispose of the proceeds in foreign currency arising from such sales.

16.4	At re-export, the instruments and equipment that were used for carrying out Development and mining activities shall be exempt from all exit taxes and duties which are normally payable.

16.5	In case of resale in Mali of an article that has been imported duty free in terms of the above provisions, Gounkoto SA and/or its Affiliated Companies and Subcontractors or their personnel shall obtain the authorisation of the State and shall remain liable for all duties on articles thus resold. These articles shall be evaluated according to current legislative and statutory provisions in effect.

16.6	After the first three (3) years of production, Gounkoto SA and its Affiliated Companies and Subcontractors shall be liable for payment of the relevant customs duties and taxes applicable on the date of signature of this Convention, with the exception of those applicable to petroleum products, oils and lubricants necessary for the production of energy, and for the extraction, transport and processing of ore.

These petroleum products, oils and lubricants necessary for the production of energy shall remain exempt from all customs duties and taxes for the duration of the validity period of this Convention.

16.7	For additional investments related to the extension of existing infrastructure, the construction of new infrastructure and/or the development of the underground area which is the subject of a feasibility study approved by the State, Gounkoto SA shall benefit from an additional exemption from import tax and duties (with the exception of the Statistical Fee, the Community Deduction and the Community Solidarity Deduction) payable on tools, supplies, machinery, equipment and apparatus destined for the said extensions and underground development.

The duration and procedures for implementing this exemption shall be stipulated in a codicil to this Convention.

ARTICLE 17 - ECONOMIC SYSTEM

17.1	Subject to the provisions of this Convention, the State shall neither cause nor enact, with regard to Gounkoto SA or its Affiliated Companies and Subcontractors, any measure of any kind involving a restriction on the conditions under which legislation in effect on the date of signature of this Convention allows the following:

•	free choice by of suppliers and sub-contractors (subject to Article 11 above).

•	the free import of goods, materials, supplies, machinery, equipment, spare parts and consumables, subject to the provisions of Article 16 above;

•	free movement throughout Mali of the equipment and goods referred to in the previous paragraph as well as all substances and any products obtained from mining activities.

17.2	The State undertakes to provide all permits and authorisations necessary for the exercise of the rights guaranteed in Articles 16 and 17 of this Convention.

17.3	Subject to the provisions of this Convention, Gounkoto SA shall be authorised to execute any contracts at reasonable prices from the point of view of the world market and to export the Products, as well as to market these products freely, excepting only to countries that are hostile to the Republic of Mali or to its nationals.

Contracts between the Gounkoto SA and/or its shareholders and Affiliated Companies shall be signed in terms of conditions that may not be more advantageous than those of a contract negotiated with a third party.

17.4	If, during the course or at the end of the mining operations within the framework of this Convention, Gounkoto SA should decide to terminate its activities, it shall not dispose of its plant, machinery and equipment to any third party before having given the State a prior option to acquire these goods at their estimated value at the time of the above decision.

17.5	Gounkoto SA and/or its Affiliated Companies and/or their Subcontractors shall be authorised to import duty-free any equipment and products that are directly or indirectly necessary for their activities.

For the duty-free import procedure to apply, conditions of quality and delivery times shall be taken into account as well as whether this equipment and these products are available on the local market at competitive prices.

ARTICLE 18 – THE FINANCIAL SYSTEM

18.1	Subject to the provisions of this Convention and for its duration, the State guarantees the following to Gounkoto SA, its Affiliated Companies and Subcontractors:

a)	free conversion and free transfer of funds destined for the settlement of any debt (principal and interest) in foreign currency with regard to non-Malian creditors and suppliers;

b)	free conversion and free transfer of all net profits for distribution to non Mali partners and of any sums allocated to the repayment of financing obtained from non Mali institutions and from companies affiliated to Gounkoto SA, after payment of all taxes and duties stipulated by this Convention;

c)	free conversion and transfer of profits and funds from the liquidation of assets after the payment of all customs duties, levies and taxes laid down in this Convention;

d)	free conversion and free transfer abroad by expatriate personnel employed by Gounkoto SA of any savings on their salaries or arising from the liquidation of their investments in Mali or the sale of their personnel effects, after payment of any taxes or duties stipulated in Mali legislation.

18.2	In order to allow Gounkoto SA, within the framework of its activities, to defray operating expenses and to make payments to suppliers and creditors for goods and services purchased, to reimburse any loans taken out and to service dividends where applicable, Gounkoto SA is authorised by this Convention to hold abroad, in US dollars or any other convertible currency, a sufficient amount from the proceeds of its exports.

18.3	Gounkoto SA is hereby authorised to open up a bank account in foreign currency in Mali or abroad.

ARTICLE 19 - ADMINISTRATIVE, MINING AND PROPERTY GUARANTEES

19.1	In terms of the conditions laid down in the Mining Code and the present Convention, the State guarantees to Gounkoto SA, both within as well as outside the Mining Permit Area, the occupation and use of all terrain necessary for Developing and Mining the deposit or deposits which form the subject of the said mining Permit. The occupation and utilisation of the said terrain shall not give rise to Gounkoto SA having to pay any taxes, duties, fees or levies other than those set out in the present Convention.

At the request of Gounkoto SA, the State will proceed to re-settle any inhabitants whose presence on the said terrain would hinder mining work.

Gounkoto SA shall be bound to pay a fair compensation to the said inhabitants as well as compensation for any deprivation of enjoyment or damage which their activities may cause to the holders of title deeds to land or occupation, customary rights or any beneficiaries of any rights whatsoever.

19.2	Gounkoto SA shall be entitled, at its own cost, to cut wood necessary for its work and to take and use the said wood, earth, stone, sand, gravel, lime, gypsum and waterfalls and all other materials and elements which would be necessary to achieve the objectives of the present Convention, in accordance with legislation in force.

19.3	The Mining Code defined in Article 1.1 of this Convention shall govern the mineral rights awarded or leased to Gounkoto SA for the duration of the validity of the present Convention.

ARTICLE 20 - EXPROPRIATION

The State hereby assures Gounkoto SA and its Affiliated Companies and Subcontractors that it has no intention of expropriating any future operators [sic: mines] nor of seizing any of their assets.

However, if circumstances or a critical situation should require such measures, the State acknowledges that it shall be bound to pay adequate compensation in accordance with international law for any interests that are infringed.

ARTICLE 21 - PROTECTION OF THE ENVIRONMENT

21.1	A holder of mineral rights is bound to comply with any current legislative and statutory provisions relating to the protection of the environment and the cultural heritage in effect in Mali.

21.2	Gounkoto SA, its Affiliated Companies and Subcontractors undertake to:

a)	safeguard the environment and the public infrastructure allocated to their use for the full duration of the Agreement;

b)	repair any damage caused to the environment and to public infrastructure over and above normal wear and tear;

c)	comply strictly with the legislation in effect relating to dangerous waste, natural resources and the protection of the environment;

d)	rehabilitate excavated areas in accordance with international usage followed in the mining industry;

e)	comply with the provisions of the Code on Forestry, in particular those relating to clearing along banks and water courses and on slopes.

ARTICLE 22 - CULTURAL HERITAGE

22.1	In accordance with current legislation on the protection of the national cultural heritage, the Mining phase shall be preceded by an archaeological survey, undertaken at the expense of the Gounkoto SA, conducted within the Mining Permit Area, by the relevant departments of the Ministry of Cultural Affairs.

22.2	If, during exploration activities, any national cultural heritage artefacts should be revealed, Gounkoto SA undertakes to inform the government authorities, who will, without delay, make the necessary arrangements in consultation with local inhabitants to move the said artefacts.

Gounkoto SA undertakes to participate, to a reasonable level, in the cost of moving these artefacts.

ARTICLE 23 - SALE, SUBSTITUTION, NEW PARTIES

23.1.	One of the Parties may, with the prior written consent of the other, dispose of to other legal entities who are technically and financially qualified, all or part of the rights and obligations that they have acquired in terms of the present Convention, including their participation in Gounkoto SA.

23.2	In this case, the transferees shall assume all the rights and obligations of the transferor as defined in the present Convention or arising from their participation as a shareholder in Gounkoto SA as well as those arising from the Mining Permit.

With regard to the participation of a Party in Gounkoto SA or the sale of a permit, the other Party shall have a pre-emptive right.

23.3	Article 23.1 above shall not apply to the sale by a Party of all or part of its rights arising from the present Convention nor to its participation or assets in Gounkoto SA to an Affiliated Company.

23.4	Gounkoto SA shall be free to take the place of any Affiliated Company after having notified the State, for the purposes of executing the present Convention.

23.5	Should Gounkoto be substituted by any Affiliated Company, Gounkoto SA shall remain fully responsible for the execution of its obligations by the latter.

PART IV – FINAL PROVISIONS

ARTICLE 24 - ARBITRATION

24.1.	The Parties undertake to:

a)	settle any disputes amicably with regard to the interpretation or application of the present Convention;

b)	in the case of a dispute or disagreement exclusively concerning technical aspects, to submit it to an expert acknowledged for his technical expertise, chosen jointly by the Parties, and who does not have the same nationality as either of them or any sort of link to them. A decision by this expert shall be given within 30 days of his appointment and shall be final and without appeal.

Should there be any disagreement on the assessment of the nature of the dispute or disagreement, or should there be a disagreement between the Parties on the identity of the expert, a decision shall be given by arbitration in accordance with the provisions of Article 24.2 below.

24.2	Subject to the provisions of Article 24.1 above, any dispute or disagreement relating to the present Convention shall be settled by arbitration in accordance with the Convention on the Settlement of Investment Disputes between States and Nationals of Other States which came into effect on 14 October 1966 (hereinafter the “Arbitration Convention”).

In a case of arbitration such as this:

a)	the arbitration shall take place in Paris, unless the Parties decide otherwise;

b)	the arbitration shall take place in French with a translation into English; the applicable law shall be the law of the Republic of Mali;

c)	arbitration costs shall be for the account of the losing Party.

24.3	For the purposes of arbitration the Parties agree that the operations to which the present Agreement relates constitute an investment in the meaning of Article 25, paragraph 1 of the Arbitration Convention.

24.4	If, for any reason whatsoever, the International Centre for the Settlement of Investment Disputes (ICSID) should declare itself incompetent or should refuse to undertake the arbitration, the dispute shall then be finally settled in accordance with the Arbitration Rules of the International Chamber of Commerce of Paris. The arbitration shall be done by a single arbitrator appointed by mutual agreement between the Parties. This arbitrator shall be of a nationality other than those of the Parties and shall have acknowledged experience in mining matters.

Should the Parties not reach an agreement on the choice of an arbitrator, the arbitration shall be done by three arbitrators appointed in accordance with the Arbitration Rules of the International Chamber of Commerce of Paris. The provisions of Article 24.2 above shall apply.

24.5	The Parties undertake to carry out any decision given by the arbitrators without delay and renounce any resort to appeal. Approval of the decision for purposes of enforcement may be requested from any competent court.

ARTICLE 25 - APPLICABLE LAW

The law that is applicable to the present Convention shall be the law of the Republic of Mali.

The State hereby declares that the present Convention is authorised by the Mining Act of Mali and supplements the latter. It is explicitly understood that for the full duration of its validity it shall constitute the Law applicable between the Parties, subject to compliance with other provisions of public order.

Mali legislation in effect on the date of the Mining Act which is applicable to Gounkoto SA shall be used in a supplementary manner in interpreting this Convention, only insofar as this Convention does not finally settle the matter.

ARTICLE 26 - DURATION

26.1.	The duration of the present Convention shall be a maximum period of 30 years from when it comes into effect. Should the period of Mining of a Deposit exceed the duration of the present Convention, the Parties undertake to negotiate a new Convention.

26.2.	The present Convention shall come to an end before its normal term in the following cases:

a)	By written agreement between the Parties;

b)	In case of complete abandonment by Gounkoto SA of the mineral rights awarded to it or in case these should be terminated in accordance with the provisions of the Mining Code;

c)	In case Gounkoto SA should file for bankruptcy, go into receivership, liquidate its assets or undertake any similar corporate procedures.

ARTICLE 27 - COMING INTO EFFECT

The present Convention shall come into effect on its signature by both Parties.

However, the Parties to this Convention agree that work carried out as from the start-up of the Development of the Gounkoto deposit, up to the date of signature of this Convention, including the date of First Production which has been fixed at 01 June 201 shall be covered by this Convention.

It goes without saying that the payment any taxes, duties or levies paid in accordance with current regulations during this period shall remain undisputed.

ARTICLE 28 - ANNEXURES

The Annexes of this Convention form an integral part of it.

ARTICLE 29 - MODIFICATIONS

29.1	Any clause that is not included in the text of the present Convention may be proposed by either Party and shall be considered carefully. Both Parties shall make every effort to reach a mutually acceptable solution, following which the said clause shall be the subject of a codicil signed by both Parties and annexed to the present Convention.

29.2	It is understood that the rights and obligations of the Parties arising from the present Convention seek to establish an economic (fiscal, customs and financial) balance between the Parties at the time of the signature of the said Convention.

If, during the execution of the Convention, significant variations in economic conditions were to impose a burden that is significantly heavier on one or other of the Parties than those foreseen at the time of the signature of the said Convention, resulting in consequences that are unfair towards one or other of the Parties, it is agreed that the Parties will reconsider the provisions of the present Convention in a spirit of objectivity and honesty in order to restore the initial balance.

The present clause merely creates an obligation for the Parties to renegotiate the Convention with a view to possibly adapting it. Unless there is an explicit agreement between the Parties, the Convention shall remain in effect and shall continue to produce its effects during such renegotiations.

ARTICLE 30 - NON-RENUNCIATION, PARTIAL NULLITY, RESPONSIBILITY

30.1	In the absence of any explicit written renunciation, the fact that a Party has not exercised all or part of the rights awarded to it in terms of the present Convention shall under no circumstances constitute an abandonment of the rights that it has not exercised.

30.2.	If any of the provisions of the present Convention should be declared or deemed null and not applicable, as a whole or in part, for any reason whatsoever, this fact cannot annul the present Convention which shall remain in force.

30.3.	If a Party should consider itself seriously injured by this partial nullity, it may request a reconsideration of the relevant provisions of the present Convention.

The Parties shall then make every effort to reach an equitable solution.

ARTICLE 31 - FORCE MAJEURE

31.1	Should either of the Parties fail to perform any of its obligations laid down in the present Convention, other than obligations relating to payment or notification, it shall be excused insofar as this failure to perform the obligation is due to a case of force majeure.

If the performance of an obligation affected by force majeure is delayed, the period stipulated for its performance, as well as the duration of the Convention stipulated in Article 26 above, notwithstanding any provision to the contrary in the present Convention, shall automatically be extended by a period equal to the delay caused by the occurrence of the case of force majeure.

However, it is understood that neither the State nor Gounkoto SA can invoke in their favour as constituting a case of force majeure, any act or action (or any failure to act) that is a fault on their part.

31.2	In terms of the present Convention, the following shall be deemed a case of force majeure: any event, action or circumstance that is independent of the will of a Party, such as events of war or conditions attributable to war, insurrections, civil strife, blockades, embargoes, strikes or other labour related conflicts, riots, epidemics, earthquakes, floods or other bad weather, explosions, fire, lightning, government actions, acts of terrorism.

The intention of the Parties is that the term force majeure shall be closely interpreted in accordance with the principles and usage of international law.

31.3	When either Party considers that it has been prevented from fulfilling any obligation because of a case of force majeure, it shall immediately notify the other Party of this impediment in writing, and provide reasons.

The Parties shall take all measures necessary to ensure that the performance of the obligations affected by this case of force majeure continues as normal as soon as possible, subject to the fact that neither Party shall be obliged to settle any disputes with third parties, including labour disputes, unless the conditions are acceptable to it or unless the settlement is made compulsory following a final arbitration judgement or a decision by a competent legal court.

The State undertakes to co-operate with Gounkoto SA to settle by mutual agreement any labour conflict that may arise.

ARTICLE 32 - REPORTS, ACCOUNTS AND INSPECTIONS

32.1	Gounkoto SA, [sic: each] as far as it is concerned, undertakes the following, for the duration of the present Convention:

a)	to keep in Mali accurate, true and detailed accounts of its operations, accompanied by documentary proof making it possible to verify their accuracy. These accounts shall be open to inspection by the State and its representatives who are specially mandated for this purpose;

b)	to open for inspection by the State or its duly authorised representatives any accounts or records that may be located abroad and that relate to its operations in Mali.

32.2	Any information that may be brought to the attention of the State by Gounkoto SA in pursuance of the present Convention shall be considered as confidential and the State undertakes not to reveal its contents to any third party without having obtained the prior written consent of Gounkoto SA, [sic: as the case may be,] which shall not be refused without valid reason.

ARTICLE 33 - SANCTIONS AND PENALTIES

In case of any failure to comply with any obligations arising from laws and regulations in force on the date of the signature of the present Convention, insofar as these laws and regulations apply to Gounkoto SA, the sanctions and penalties laid down by the same legislative and statutory texts shall immediately become enforceable.

ARTICLE 33 - NOTIFICATIONS

Any communication or notification stipulated in the present Convention shall be made by registered letter with acknowledgement of receipt, by telefax or by telex confirmed by a registered letter with acknowledgement of receipt, as follows:

a)	any notification to Gounkoto SA shall be sent to the following address:

6448 Avenue de l’OUA

Faladié-Bamako

BPE 1160

Tel: (223) 20 20 38 58 / 20 20 20 06

Fax: (223) 20 20 81 87 / 20 20 44 07

b)	any notification to the State shall be valid if sent to the DNGM at the following address:

Direction Nationale de la Géologie et des Mines

B.P. 223

Bamako, Republic of Mali

Tel: (223) /20.21.78.82/20.21.78.88

Fax: (223)20.21.79.32/20.21.79.39

Any change in address should be brought to the attention, in writing, of the other Party as soon as possible.

ARTICLE 34 - LANGUAGE OF THE CONTRACT AND SYSTEM OF MEASURE

34.1	The present Convention has been drawn up in the French language. All reports and other documents drawn up or to be drawn up in pursuance of the present Convention shall be drawn up in the French language.

The translation of the present Convention into any other language is done with the exclusive aim of facilitating its implementation.

Should there be a discrepancy between the French text and the text in a foreign language, the French text shall prevail.

34.2	The system of measure that is applicable shall be the metric system.

Signed in Bamako, (date)

In four (4) original exemplars

FOR THE GOVERNMENT OF	FOR GOUNKOTO SA
THE REPUBLIC OF
THE MINISTER OF MINING

AMADOU CISSE	Dr DENNIS MARK BRISTOW
KNIGHT OF THE NATIONAL ORDER	CHAIRMAN OF THE BOARD OF DIRECTORS

ARTICLE 34 : NOTIFICATIONS

Toutes communications ou notifications prévues dans la présents Convention doivent être faites par lettre recommandée avec accusé de réception, par télécopie ou par télex confirmé par lettre recommandée avec accusé de réception, comme suit :

a)	Toutes notifications à Gounkoto SA doivent être faites à I’adresse ci-dessous :

6448 Avenue de I’OUA

Faladié- Bamako

BPE 1160

Tel : (223)20 20 38 58/ 20 20 20 06

Fax : (223)20 20 81 87/ 20 20 44 07

b)	Toutes notifications à I’Etat peuvent valablement être faites à la DNGM á I’adresse ci-dessous :

Direction Nationale de la Géologie et des Mines

B.P. 223

Bamako, République du Mali.

Tél : (223) /20.21.78.82/20.21.78.88

Fax: (223)20.21.79.32/20.21.79.39

Tout changement d’adresse doit être notifié par écrit dans les meilleurs délais par une Partie à I’autre.

ARTICLE 35: LANGUE DU CONTRAT ET SYSTEME DE MESURE

35.1.	La présente Convention est rédigée en langue française. Tous rapports ou autres documents établis ou à établir en application de la présente Convention doivent être rédigés en langue française.

La traduction de la présente Convention en toute autre langue est faite dans le but exclusif d’en faciliter I’application.

En cas de contradiction entre le texte françgais et le texte dans une langue étrangère, le texte frança is prévaudra.

35.2.	Le système de mesure applicable est le système métrique.

Fait à Bamako, le

en quatre (4) exemplaires originaux

ANNEXE I

COORDONNEES DU PERMIS D’EXPLOITATION

Longitude Ouest	Latitude Nord

COORDONNEES DU SECTEUR DE GOUNKOTO

Point	Longitude	Latitude

A	11° 19’ 00.00” W	12° 56’ 33. 00” N

B	11° 19’ 00.00” W	12° 50’ 00.00” N

C	11° 23’ 38.00” W	12°50’ 00.00” N

D	11° 23’ 38.00” W	12° 49’ 39,00” N

E	11° 24’ 11.00” W	12° 49’ 39.00” N

F	11° 24’ 11.00” W	12° 50’ 39.00” N

G	11° 24’ 32.00” W	12° 50’ 39.00” N

H	11° 24’ 32.00” W	12° 51’ 00.00” N

I	11°23’ 45.00” W	12° 51’ 00. 00” N

J	11° 23’ 45.00” W	12° 52’ 09. 00” N

K	11° 24’ 03.00” W	12° 52’ 09.00” N

L	11° 24’ 03.00” W	12° 53’ 30.00” N

M	11° 23’ 43.00” W	12° 53’ 30.00” N

N	11° 23’ 43.00” W	12° 53’ 50.00” N

O	11° 23’ 14.00” W	12° 53’ 50.00” N

P	11°23’ 14.00” W	12° 54’ 42.00” N

Q	11° 23’ 59.00” W	12° 54’ 42. 00” N

R	11° 23’ 59.00” W	12° 55’ 43.00” N

S	11° 23’ 33.00” W	12° 55’ 43. 00” N

T	11° 23’ 33.00” W	12° 55’ 27.00” N

U	11° 22’ 26.00” W	12° 55’ 27.00” N

V	11° 22’ 26.00” W	12° 55’ 45.00” N

w	11°20’ 50.00” W	12° 55’ 45.00” N

X	11° 20’ 50.00” W	12° 56’ 33.00” N

Superficie: 99.944 km2

EXTRAIT DES FEUILLES TOPOGRAPHIQUES DE KOSSANTO ET DE KENIEBA AU 1 / 200 000
SECTEUR DE GOUNKOTO

11°30'0"W
11°25'0"W
11°20'0"W
11°15'0"W
13°5'0"N
13°0'0"N
12°55'0"N
12°50'0"N
12°45'0"N
12°40'0"N
Ylimalo
Djidian Kéniéba
Sitakili
Daorala
Loulo
Dabora
Sakola
Frandi
Yalea
Yatia
Koliya
Sansamba
Doundi
FALÉMÉ
Kourou Diakouma
Daléma
Finakounda
Faraba
KÉNIEBA
Doufourou
Fambina
Selou Ko
Bilali Ko
Tinti Kabani
Sagonda Ko
A
B
C
D
E
G
H
I
J
K
L
M
N
O
P
Q
R
S
T
U
V
W
X